The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and accompanying prospectus are not offers to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where offers or sales are not permitted.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-123563
SUBJECT TO COMPLETION, DATED MAY 11, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 11, 2005)
12,000,000 Shares
Class A Common Stock
$                  per share

          Transocean Inc., as selling stockholder, is selling 12,000,000 shares of our Class A common stock. We will not receive any proceeds from the Class A common stock sold by the selling stockholder. Transocean Inc. has granted the underwriters an option to purchase up to an additional 1,310,000 shares of Class A common stock to cover over-allotments.
      Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.” The last reported sale price of our Class A common stock on the New York Stock Exchange on May 10, 2005 was $22.74.

      Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 3 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Stockholder	$	$
      The underwriters expect to deliver the shares to purchasers on or about May      , 2005.

Sole Book-Running Manager
Citigroup

JPMorgan	UBS Investment Bank
May      , 2005

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information. Generally, when we refer to the “prospectus”, we are referring to both parts combined.
      You should rely only on the information contained in, or incorporated by reference, in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

S-i

SUMMARY
      This summary highlights selected information described more fully elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus supplement and accompanying prospectus, including the documents and financial statements and related notes incorporated by reference, before making an investment decision with respect to our Class A common stock. In this prospectus supplement and the accompanying prospectus, references to the terms “we,” “us” or other similar terms mean TODCO and its subsidiaries, references to “Transocean” mean Transocean Inc. and its subsidiaries and references to “Transocean Holdings” mean Transocean Holdings Inc., unless the context indicates otherwise.
Our Business
      TODCO is a leading provider of contract oil and gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We have the largest fleet of drilling rigs in the U.S. Gulf Coast and believe that, as a result of our leading position and geographic focus, we are well-positioned to benefit from a potential increase in drilling activity associated with the search for natural gas in this region.
      We operate a fleet of 64 drilling rigs consisting of 27 inland barge rigs, 24 jackup rigs, three submersible rigs, one platform rig and nine land rigs. Currently, 50 of these rigs are located in shallow and inland waters of the United States with the remainder in Mexico, Trinidad and Venezuela.
      Our core business is to contract our drilling rigs, related equipment and work crews on a dayrate basis to customers who are drilling oil and gas wells. We provide these services mainly to independent oil and gas companies, but we also service major international and government-controlled oil and gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.
      Our executive offices are located at 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042, and our telephone number is (713) 278-6000.

Recent Industry Trends
      The drilling industry in the U.S. Gulf Coast is highly cyclical and is typically driven by general economic activity and changes in actual or anticipated oil and gas prices. We believe that both our earnings and demand for our rigs will typically be correlated to our customers’ expectations of energy prices, particularly natural gas prices, and that sustained high energy prices will generally have a positive impact on our earnings. We believe that there are several trends that should benefit our operations, including:

•	High Natural Gas Prices. While U.S. natural gas prices are volatile, the rolling twelve-month average price of natural gas has increased from $2.11 in January 1994 to $6.10 in March 2005. We believe high natural gas prices in the United States, if sustained, should result in more exploration and development drilling activity and higher utilization and dayrates for drilling companies like us.
U.S. NATURAL GAS PRICE ROLLING TWELVE MONTH AVERAGE

Source: Bloomberg (last twelve months rolling average of historical Henry Hub prices). As of March 31, 2005.

•	Need for Increased Natural Gas Drilling Activity. From 1995 to 2004, U.S. demand for natural gas grew at an annual rate of 0.7% while domestic supply grew at an annual rate of 0.2%. We believe that this supply and demand growth imbalance will continue if demand for natural gas continues to increase and production decline rates continue to accelerate. As illustrated in the chart below, even though the number of U.S. gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized. We believe that an increase in U.S. drilling activity will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.
U.S. NATURAL GAS PRODUCTION AND GAS WELLS DRILLED

Source: EIA. As of December 31, 2004.

•	Trend Towards Drilling Deeper Shallow Water Gas Wells. A current trend by oil and gas companies is to drill deep gas wells along the U.S. Gulf Coast in search of new and potentially prolific untapped natural gas reserves. We believe that this trend towards deeper drilling will benefit premium jackup rigs as well as barge rigs and submersible rigs that are capable of drilling deep gas wells. In addition, we believe this trend will indirectly benefit conventional jackup fleets as the use of premium rigs in the U.S. Gulf Coast to drill deep wells should reduce the supply of rigs available to drill conventional wells.

•	Redeployment of Jackup Rigs. Greater demand for jackup rigs in international areas over the last three years has reduced the overall supply of jackups in the U.S. Gulf Coast as reflected in the first chart below. This has created a more favorable supply environment for the remaining jackups, including ours. This favorable supply environment has led to increased jackup dayrates as reflected in the second chart below.
U.S. GULF OF MEXICO JACKUP SUPPLY AND DEMAND

Source: ODS-Petrodata. As of March 31, 2005.
U.S. GULF OF MEXICO JACKUP DAYRATES

Source: ODS-Petrodata. As of March 31, 2005.

Our Strengths
      We believe that we have the following strengths:

•	Leading Presence in the U.S. Gulf Coast. We have the largest combined jackup and inland barge fleet in the U.S. Gulf Coast. Our leading presence and geographic focus provide us with logistical advantages in servicing our customers, including reduced mobilization times and costs and increased flexibility of rig and crew deployment. Our size also generates economies of scale and helps us attract, train and retain qualified crew personnel.

•	Well-Positioned to Benefit from an Upturn in Natural Gas Drilling Activity. Our customers in the U.S. Gulf Coast drill primarily for natural gas. Given our leading presence in this market, we believe we are well-positioned to benefit from any significant increases in U.S. natural gas drilling activity in the U.S. Gulf Coast. Because operating costs in our industry are largely fixed, our earnings and cash flow are very sensitive to improvements in utilization rates and dayrates.

•	Strong Balance Sheet. At March 31, 2005 we had $29.9 million of total debt and a total debt to total capitalization ratio of 5.8%. We believe this strong balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

•	Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf Coast. Their considerable knowledge of and experience with the cyclical nature of our business should enhance our ability to operate effectively through industry cycles. Additionally, our management’s participation in incentive compensation plans is designed to align their interests with our operating and financial performance. For a discussion of risks related to potential conflicts of interest involving our management, see “Risk Factors — Risks Related to Our Largest Stockholder, Transocean — Some of our executive officers and directors may have potential conflicts of interest because of their ownership of Transocean ordinary shares or role as a director of Transocean,” in the accompanying prospectus.
Our Strategy
      Our objective is to continue to be a leading offshore drilling company with a focus on the North American natural gas industry. Specifically, we intend to:

•	Focus on Marine Assets and Drilling for Natural Gas Along the U.S. Gulf Coast. We plan to maintain our position as the leading contractor of jackup rigs and drilling barges in the U.S. Gulf Coast. We believe that this approach will allow us to take advantage of improvements in dayrates and rig demand that may result from increased drilling activity in this region. We believe that our focus on this region will also allow us to take advantage of deep gas drilling opportunities. Although we intend to focus on the U.S. Gulf Coast, we also plan to pursue selective opportunities for our rigs in Mexico, Trinidad, and possibly other regions.

•	Pursue Efficient, Low-Cost Operations and a Disciplined Approach to Capital Spending. We intend to be a low-cost contractor in the U.S. Gulf Coast drilling market. We believe that by being an efficient, low-cost contractor, we can maintain significant operating flexibility and maximize our earnings and cash flow over the entire business cycle. We believe that this operational flexibility will provide us with an important competitive advantage and allow us to compete effectively with competitors with higher specification fleets and higher cost structures than ours. We plan to pursue a disciplined approach to capital spending in increasing the size and upgrading the capabilities of our fleet.

•	Maintain High Operating Standards. We plan to continue to maintain a high level of quality service and safety. We have in place a comprehensive set of safety management systems, standards and procedures that we believe benefit our employees, our margins and our reputation.

•	Maintain a Conservative Capital Structure. We intend to maintain our conservative capital structure with a low percentage of debt. We believe this is a prudent financial strategy given that our industry is highly cyclical.
Operational Update
      Market conditions for our U.S. Gulf Coast jackup fleet improved beginning in the third quarter of 2003 and continued to improve through the first quarter of 2005. From the first quarter of 2004 through the first quarter of 2005, our average revenue per day for U.S. Gulf of Mexico jackups and submersibles improved by 46%. During the same period, our average revenue per day for U.S. inland barges improved by 23%. As of May 2, 2005, we had 12 jackup rigs working in the U.S. Gulf Coast at contract dayrates ranging from $41,900 to $48,900. As of May 2, 2005, we had 14 inland barges working at contract dayrates ranging from $18,000 to $34,500. Additionally, we recently signed one-year term contracts for two of our inland barge rigs, Rig 15 and Rig 19, at dayrates of approximately $25,000 and $20,000 per day, respectively.
      In May 2005, we entered into a non-binding letter of intent with an international oil company to reactivate one of our cold-stacked jackup rigs for a multi-year drilling contract. We are still negotiating the definitive terms of the drilling contract. However, we expect the customer to pay for substantially all reactivation and mobilization costs and we expect the dayrate to be in the high $50,000 range.
      With respect to our Venezuelan operations, political unrest has negatively impacted our results of operations there. As a result, we experienced some decline in utilization in Venezuela during the second half of 2003 through late 2004. We currently have four land rigs operating under contract in Venezuela. In January 2005, we retained Simmons & Company International to explore alternatives for the disposition of our Venezuelan land drilling business, which is not viewed by us as being core to our ongoing offshore drilling business. The evaluation may result in the sale of some or all of our Venezuelan assets.
      The following table shows our average rig revenue per day and utilization for the quarterly periods ended on or prior to March 31, 2005 with respect to each of our three drilling segments. Average rig revenue per day is defined as operating revenue earned per revenue earning day in the period. Utilization in the table below is defined as the total actual number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003	2004	2004	2004	2004	2005

Average Rig Revenue Per Day:
U.S. Gulf of Mexico Jackups and Submersibles	$22,600	$20,200	$22,900	$26,700	$30,600	$30,700	$33,800	$39,900	$44,600
U.S. Inland Barges	19,100	17,600	18,300	18,700	20,300	22,500	22,900	23,000	25,000
Other International	19,700	19,100	21,000	25,600	40,000	37,500	34,600	29,400	28,400
Utilization:
U.S. Gulf of Mexico Jackups and Submersibles	31%	44%	54%	50%	43%	50%	54%	56%	56%
U.S. Inland Barges	47%	39%	38%	40%	40%	42%	45%	46%	46%
Other International	35%	44%	38%	28%	29%	29%	33%	39%	56%

Our Relationship with Transocean
      In February 2004, we completed an initial public offering of 13,800,000 shares of our Class A common stock (the “IPO”) as part of our separation from Transocean. In September and December of 2004, we completed two additional public offerings in which Transocean sold an additional 17,940,000 and 14,950,000 shares, respectively, of our Class A common stock. All proceeds from the IPO and our two additional offerings went to Transocean, the selling stockholder.
      Before completion of the IPO, we entered into various agreements to complete the separation of our business from Transocean, including a master separation agreement, a tax sharing agreement, a registration rights agreement and an employee matters agreement. A number of contractual rights of Transocean under those agreements will terminate upon completion of this offering as a consequence of Transocean no longer owning 10% or more of our outstanding common stock. Other agreements between us and Transocean will remain in effect. See “Certain Relationships and Related Party Transactions — Relationship Between Us and Transocean” in the accompanying prospectus for more information regarding the remaining contractual arrangements between us and Transocean and those that will terminate upon completion of this offering.

The Offering

Class A common stock offered	12,000,000 shares

Common stock to be outstanding after the offering:

Class A common stock	60,722,524 shares

Class B common stock	0 shares

Class A common stock to be held by Transocean after the offering	1,310,000 shares, all of which are subject to the underwriters’ over-allotment option

Use of proceeds and offering expenses	We will not receive any of the proceeds from this offering. All proceeds from this offering will be received by the selling stockholder. We will pay all expenses of the offering, but underwriting fees and commissions will be paid by Transocean.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings for use in our business.

New York Stock Exchange symbol for Class A common stock	“THE”

      The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of May 10, 2005, and excludes:

•	1,729,610 shares of Class A common stock issuable in connection with the exercise of stock options and pursuant to the terms of deferred performance units; and

•	4,000,000 additional shares of Class A common stock reserved for issuance under our long-term incentive plan.
      Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 1,310,000 shares of Class A common stock which the underwriters have the option to purchase from Transocean to cover over-allotments.
Risk Factors
      Please see “Risk Factors” beginning on page 3 of the accompanying prospectus for information concerning certain risks of investing in our common stock.

Summary Historical Financial Data
      The summary historical financial data set forth below has been prepared using our audited consolidated financial statements except for the summary historical financial data for the three months ended March 31, 2004 and 2005 which has been prepared using our unaudited condensed consolidated financial statements. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire year 2005. It is important that you read the following summary historical financial data together with our financial statements and the related notes and with the information contained in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our most recent Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference into this prospectus.

	Year Ended			Three Months
	December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(In millions, except per share data)
Statement of Operations Data:
Operating revenues	$187.8	$227.7	$351.4	$73.8	$111.9
Operating and maintenance expense	185.7	227.4	259.7	66.9	68.9
Net income (loss) from continuing operations before cumulative effect of a change in accounting principle	(529.1)	(222.0)	(28.8)	(22.3)	8.1
Per Share Data:
Net income (loss) from continuing operations before cumulative effect of a change in accounting principle per common share basic and diluted	$(43.57)	$(18.28)	$(0.52)	$(0.53)	$0.13
Average common shares outstanding:
Basic	12.1	12.1	55.6	42.1	60.0
Diluted	12.1	12.1	55.6	42.1	60.9

	As of
	December 31,			As of
				March 31,
	2002	2003	2004	2005

	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$—	$20.0	$65.1	$77.5
Working capital	199.1	(3.8)	61.2	90.6
Total assets	2,227.2	778.2	761.4	758.5
Total debt	40.7	26.8	25.4	26.9
Total debt — related party	1,080.1	525.0	3.0	3.0
Stockholders’ equity	561.9	137.7	480.6	485.3

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USE OF PROCEEDS
      We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder in this offering.
PRICE RANGE OF CLASS A COMMON STOCK
      Our Class A common stock is listed on the New York Stock Exchange under the symbol “THE.” As of April 30, 2005, there were approximately 227 holders of record of our Class A common stock. We have presented in the table below, for the periods indicated, the reported high and low sales prices for our Class A common stock on the New York Stock Exchange.

	Price Per Share
	of Our Class A
	Common Stock

Calendar Period	High	Low

2004
First Quarter (starting February 5)	$16.45	$13.10
Second Quarter	16.05	13.38
Third Quarter	17.86	13.40
Fourth Quarter	19.05	16.15
2005
First Quarter	28.55	16.84
Second Quarter (through May 10, 2005)	27.45	20.45

DILUTION
      The net tangible book value per share of our common stock will be substantially below the offering price. You will therefore incur immediate and substantial dilution of $14.74 per share, based on an assumed offering price of $22.74 per share (the last reported sale price of our common stock on May 10, 2005). As a result, if we are liquidated, you may not receive the full value of your investment.
      Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock. Net tangible book value per share represents: (1) our total net tangible assets divided by (2) the number of shares of our common stock outstanding.
      Our net tangible book value at March 31, 2005 was $485.3 million, or $8.00 per share. This amount represents an immediate dilution in net tangible book value of $14.75 per share to you. The following table illustrates this dilution per share:

Assumed public offering price per share	$22.74
Net tangible book value per share as of March 31, 2005	8.00

Dilution per share to you	$14.74

SELLING STOCKHOLDER
      The following table sets forth certain information regarding Transocean’s ownership of our common stock as of May 10, 2005, and as adjusted to reflect the sale by Transocean of our common stock in this offering.

	Shares of Class A			Shares of Class A
	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Before the Offering			After the Offering(1)
Number
		Percentage	of Shares		Percentage
	Number	of Shares	Being	Number	of Shares
Selling Stockholder	of Shares	Outstanding	Offered	of Shares	Outstanding

Transocean Inc.	13,310,000	22%	12,000,000	1,310,000	2%

(1)	The number of shares being offered, the number of shares of Class A common stock to be beneficially owned after the offering and the percentage of shares outstanding assume no exercise of the underwriters’ over-allotment option to purchase an additional 1,310,000 shares of Class A common stock.

UNDERWRITING
      Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and Transocean has agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC

Total	12,000,000

      The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to receipt of legal opinions from counsel and to other conditions. The underwriters are obligated to purchase all the shares of Class A common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of Class A common stock.
      The underwriters propose to offer some of the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares of Class A common stock to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares of Class A common stock are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.
      Transocean has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,310,000 additional shares of Class A common stock at the public offering price less the underwriter discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter’s initial purchase commitment.
      We will bear the expenses for this offering but underwriting discounts and commissions will be payable by Transocean. We estimate expenses of this offering, other than the underwriting discounts and commissions, will be approximately $200,000.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.
      We, Mr. Jan Rask (our President and Chief Executive Officer), Mr. T. Scott O’Keefe (our Senior Vice President and Chief Financial Officer), our directors, and Transocean have agreed that we and they will not, without the prior written consent of Citigroup Global Markets Inc. on behalf of the underwriters, during the period of 45 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock,

whether any such transaction described above is to be settled by delivery of shares of Class A common stock or other securities, in cash or otherwise. In addition, we have agreed that we will not, without the prior written consent of Citigroup Global Markets Inc. on behalf of the underwriters, during the 45-day period after the date of this prospectus file any registration statement with respect to any shares of common stock on any security convertible into or exchangeable for our common stock.
      The restrictions described in the preceding paragraph do not apply to:

•	the sale of any shares of Class A common stock to the underwriters pursuant to the underwriting agreement;

•	any distributions of shares of our common stock by Transocean to the holders of its ordinary shares by means of a distribution or exchange offer;

•	any private sales by Transocean of our common stock or other securities, or transfers as bona fide gifts or by will or intestacy by Mr. Rask, Mr. O’Keefe and our directors, in which the purchaser agrees to be bound by the restrictions in the preceding paragraph;

•	sales of shares of Class A common stock made under the terms of a SEC Rule 10b5-1 trading plan that was established before the date of this prospectus supplement providing for sales of not more than 300,000 shares of Class A common stock per month;

•	transactions by persons other than TODCO relating to shares of Class A common stock or other securities acquired in this offering or in open market transactions after the completion of this offering;

•	the filing by us of a registration statement on Form S-8 covering securities issued pursuant to our 2005 Long Term Incentive Plan which was approved by our stockholders at our annual meeting on May 10, 2005;

•	grants pursuant to our existing employee benefit plans; and

•	the issuance by us of any shares of Class A common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement.
      The common stock is listed on the New York Stock Exchange under the symbol “THE.”
      The underwriters will be paid a maximum underwriting compensation or discount not to exceed 8%. The following table shows the underwriting discounts and commissions that Transocean is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Transocean

Underwriter	No Exercise	Full Exercise

Per share	$	$
Total	$	$
      In connection with this offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares of Class A common stock to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares of Class A common stock made in an amount up to the number of shares of Class A common stock represented by the underwriters’ over-allotment option. In determining the source of shares of Class A common stock to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase shares of Class A common stock through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares of Class A common stock in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares of Class A common stock in the open market while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares of Class A common stock originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      Affiliates of Citigroup Global Markets Inc. participate in our revolving credit facility for which they receive customary compensation. The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      We and Transocean have agreed to indemnify the underwriters and their controlling persons and affiliates against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
VALIDITY OF THE CLASS A COMMON STOCK
      The validity of the Class A common stock offered by this prospectus will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Certain legal matters in connection with the common stock offered hereby will be passed on for the selling stockholder by Baker Botts L.L.P., Houston, Texas.

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Filed pursuant to Rule 424(b)(3)
PROSPECTUS
13,310,000 Shares
Class A Common Stock
        This prospectus covers the offer and sale by Transocean Inc., as selling stockholder, of up to 13,310,000 shares of our Class A common stock, which are currently issued and outstanding.
      We are not offering any shares of our common stock for sale under this prospectus, and we will not receive any of the proceeds from the sale of shares by the selling stockholder under this prospectus.
      Transocean may offer and sell the shares of our Class A common stock from time to time at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.
      Our Class A common stock is traded on the New York Stock Exchange under the symbol “THE.” On May 10, 2005, the last reported sale price of our Class A common stock was $22.74.
       Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 11, 2005.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. The selling stockholder is offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY
      This summary highlights selected information described more fully elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that is important to you. We urge you to read the entire prospectus, including the documents incorporated by reference, before making an investment decision with respect to our common stock. References in this prospectus to the terms “we,” “us” or other similar terms mean TODCO and its subsidiaries, and references to “Transocean” mean Transocean Inc. and its subsidiaries, unless the context indicates otherwise. References to “Transocean Holdings” mean Transocean Holdings Inc.
Overview
      TODCO is a leading provider of contract oil and gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We have the largest fleet of drilling rigs in the U.S. Gulf Coast.
      We operate a fleet of 64 drilling rigs consisting of 27 inland barge rigs, 24 jackup rigs, three submersible rigs, one platform rig and nine land rigs. Currently, 50 of these rigs are located in shallow and inland waters of the United States with the remainder in Mexico, Trinidad and Venezuela.
      Our core business is to contract our drilling rigs, related equipment and work crews on a dayrate basis to customers who are drilling oil and gas wells. We provide these services mainly to independent oil and gas companies, but we also service major international and government-controlled oil and gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

      Our executive offices are located at 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042, and our telephone number is (713) 278-6000.
The Offering

Common stock offered by the selling stockholder	up to 13,310,000 shares

New York Stock Exchange symbol	THE

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder.

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RISK FACTORS
      You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations and the trading price of our common stock could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business

Our business depends on the level of activity in the oil and gas industry in the U.S. Gulf Coast, which is significantly affected by often volatile oil and gas prices.
      Our business depends on the level of activity in oil and gas exploration, development and production primarily in the U.S. Gulf Coast (our term for the U.S. Gulf of Mexico shallow water and inland marine region) where we are active. Oil and gas prices and our customers’ expectations of potential changes in these prices significantly affect this level of activity. In particular, changes in the price of natural gas materially affect our operations because we primarily drill in the U.S. Gulf Coast where the focus of drilling has tended to be on the search for natural gas. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	the demand for oil and gas in the United States and elsewhere;

•	economic conditions in the United States and elsewhere;

•	weather conditions in the United States and elsewhere;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called “OPEC,” to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•	the worldwide military and political environment, including the war in Iraq, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the geographic areas in which we operate or further acts of terrorism in the United States, or elsewhere.
      Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. In the U.S. Gulf Coast, drilling contracts are generally short-term, and oil and gas companies tend to respond quickly to upward or downward changes in prices. Any reduction in the demand for drilling services may materially erode dayrates and utilization rates for our rigs and adversely affect our financial results.
      The U.S. Gulf Coast is a mature oil and gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. In addition, oil and gas companies may be unable to obtain financing necessary to drill prospects in this region. This could result in reduced drilling activity in the U.S. Gulf Coast region. We expect demand for drilling services in this area to continue to fluctuate with the cycles of reduced and increased overall domestic rig demand, and demand at similar points in future cycles could be lower than levels experienced in past cycles.

Our industry is highly cyclical, and our results of operations may be volatile.
      Our industry is highly cyclical, with periods of high demand and high dayrates followed by periods of low demand and low dayrates. Periods of low rig demand intensify the competition in the industry and often result in rigs being idle for long periods of time. We may be required to idle rigs or enter into lower rate contracts in response to market conditions in the future. Due to the short-term nature of most of our drilling contracts, changes in market conditions can quickly affect our business. As a result of the cyclical nature of our industry, our results of operations have been volatile, and we expect this volatility to continue.

Our industry is highly competitive, with intense price competition.
      The U.S. Gulf of Mexico shallow water and inland marine market segments in which we operate are highly competitive. Drilling contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment has intensified as recent mergers among oil and gas companies have reduced the number of available customers. Many other offshore drilling companies are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than we have. This allows them to better withstand industry downturns, better compete on the basis of price and build new rigs or acquire existing rigs, all of which could affect our revenues and profitability. We believe that competition for drilling contracts will continue to be intense in the foreseeable future.

The activation of nonmarketed rigs, the movement of rigs to the Gulf of Mexico and the construction of newbuilds could create an excess supply of jackup rigs in the Gulf of Mexico and adversely affect utilization rates and dayrates for our rigs.
      If, as a result of improved industry conditions in the Gulf of Mexico, inactive rigs that are currently not being marketed are reactivated, jackup rigs or other mobile offshore drilling units are moved into the U.S. Gulf Coast from other regions or increased rig construction or rig upgrade programs by our competitors were to take place, a significant increase in the supply of jackups in the Gulf of Mexico could occur. Some of our competitors and speculators have ordered new jackup drilling rigs. We believe there are currently 32 jackup rigs on order with delivery dates ranging from 2005 to 2008. Most of the rigs on order are premium, cantilevered drilling units with 350 to 400 foot water depth capability. This trend of new jackup construction or other increases in the supply of jackup or other mobile offshore drilling units could curtail a further strengthening of utilization rates and dayrates, or reduce them.

Our ability to move our rigs to other regions is limited.
      Most jackup and submersible rigs can be moved from one region to another, and in this sense the marine contract drilling market is a global market. The demand/supply balance for jackup and submersible rigs may vary somewhat from region to region, because the cost of a rig move is significant, there is limited availability of rig-moving vessels and some rigs are designed to work in specific regions. However, significant variations between regions tend not to exist on a long-term basis due to the ability to move rigs. Because many of our rigs were designed for drilling in the U.S. Gulf Coast, our ability to move our rigs to other regions in response to changes in market conditions is limited.

Our jackup rigs are at a relative disadvantage to higher specification rigs.
      Many of our competitors have jackup fleets with generally higher specification rigs than those in our jackup fleet. Particularly during market downturns when there is decreased rig demand, higher specification jackups and other rigs may be more likely to obtain contracts than lower specification jackups. As a result, our lower specification jackups have in the past been stacked earlier in the cycle of decreased rig demand than most of our competitors’ jackups and have been reactivated later in the cycle. This pattern has adversely impacted our business and could be repeated. In addition, higher specification rigs have greater flexibility to move to areas of demand in response to changes in market conditions.

Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deep water drilling programs and deeper formations, including deep gas prospects, requiring higher specification jackups, semisubmersible drilling rigs or drillships. This trend is expected to continue and could result in a decline in demand for lower specification jackup rigs like ours.

Our business involves numerous operating hazards, and we are not fully insured against all of them.
      Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling operations, claims by the operator, damage to or destruction of the equipment involved and injury or death to rig personnel. We may also be subject to personal injury and other claims of rig personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services and personnel shortages. In addition, offshore and inland marine drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not totally insurable.
      Prior to October 2004, our principal insurance coverages for property damage, liability and occupational injury and illness were included in Transocean’s insurance program in accordance with the master separation agreement entered into with Transocean in connection with our initial public offering (the “IPO”) in February 2004. Effective October 15, 2004, we changed our insurance program to an independent, stand-alone insurance program, that provides for significantly lower deductibles than those in our previous insurance program. Our current deductible levels under the new hull and machinery and protection and indemnity policies are $1.0 million and $5.0 million per occurrence, respectively. Previously, our deductible level under each of these policies was $10.0 million per occurrence. Insurance premiums under the new program will be approximately $7.5 million for the twelve-month policy period, or approximately $3.5 million higher than those under the previous program with Transocean. Insurance premiums and/or deductibles could be increased or coverages may be unavailable in the future.
      If a significant accident or other event, including terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial position or results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

We are subject to litigation.
      We are also from time to time involved in a number of litigation matters, including, among other things, contract disputes, personal injury, environmental, asbestos and other toxic tort, employment, tax and securities litigation, and other litigation that arises in the ordinary course of our business. Litigation may have an adverse effect on us because of potential adverse outcomes, the costs associated with defending the lawsuits, the diversion of our management’s resources and other factors.

Failure to retain key personnel could hurt our operations.
      We require highly skilled personnel to operate and provide technical services and support for our drilling rigs. To the extent that demand for drilling services and the number of operating rigs increases, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing rigs.

Loss of key management could hurt our operations.
      Our success is to a considerable degree dependent on the services of our key management, including Jan Rask, our President and Chief Executive Officer. The loss of any member of our key management could adversely affect our results of operations.

Unionization efforts could increase our costs or limit our flexibility.
      A small percentage of our employees worldwide work under collective bargaining agreements, all of whom work in Venezuela and Trinidad. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico. Any such unionization could increase our costs or limit our flexibility.

Governmental laws and regulations may add to our costs or limit drilling activity.
      Our operations are affected in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas industry and, accordingly, is also affected by changing tax and other laws relating to the energy business generally. We may be required to make significant capital expenditures to comply with laws and regulations. It is also possible that these laws and regulations may in the future add significantly to operating costs or may limit drilling activity.

Compliance with or a breach of environmental laws can be costly and could limit our operations.
      Our operations are subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position or results of operations.

Our non-U.S. operations involve additional risks not associated with our U.S. operations.
      We operate in regions that may expose us to political and other uncertainties, including risks of:

•	terrorist acts, war and civil disturbances;

•	expropriation or nationalization of equipment; and

•	the inability to repatriate income or capital.
      Our insurance policies and indemnity provisions in our drilling contracts generally do not protect us from loss of revenue. If a significant accident or other event occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial position or results of operations.
      Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete.
      Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.
      Another risk inherent in our operations is the possibility of currency exchange losses where revenues are received and expenses are paid in foreign currencies. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation.

Our Venezuela operations are subject to adverse political and economic conditions.
      A portion of our operations is conducted in the Republic of Venezuela, which has been experiencing political and economic turmoil, including labor strikes and demonstrations. The implications and results of the political, economic and social instability in Venezuela are uncertain at this time, but the instability could have an adverse effect on our business. Depending on future developments, we could decide to cease operations in Venezuela. Venezuela also imposes foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Although our current drilling contracts in Venezuela call for a significant portion of our dayrates to be paid in U.S. dollars, changes in existing regulation or the interpretation or enforcement of those regulations could further restrict our ability to receive U.S. dollar payments. The exchange controls could also result in an artificially high value being placed on the local currency.

We have incurred losses and may need additional financing.
      Our net losses from continuing operations before cumulative effect of a change in accounting principle were approximately $29 million, $222 million and $529 million during the years ended December 31, 2004, 2003 and 2002, respectively, and we anticipate incurring losses in the future. We will not receive any proceeds from this offering. We may need additional financing in order to satisfy our cash requirements. If we are not able to obtain financing in sufficient amounts and on acceptable terms, we may be required to reduce our business activities, seek financing on unfavorable terms or pursue a business combination with another company.
Risks Related to Our Largest Stockholder, Transocean

Transfers of our common stock by Transocean could adversely affect your rights as a stockholder and cause our stock price to decline and could affect our ability to engage in major acquisitions, mergers or other growth opportunities.
      The shares offered under this prospectus represent all of the remaining shares of our Class A common stock owned by Transocean. A sale of a substantial amount of our common stock to a third party may adversely affect the market price of our common stock and our business and results of operations because the purchaser may be able to influence or change management decisions and business policy. Transocean will also be permitted to transfer the shares of our common stock that it owns without allowing you to participate or realize a premium for their shares of common stock. Disclosure requirements in connection with this offering could affect our ability to engage in major acquisitions, mergers or other growth opportunities.

Transocean will be able to exert significant influence over us as long as it owns a significant portion of our outstanding common stock.
      As long as Transocean owns, directly or indirectly, a significant portion of the voting power of our outstanding common stock, Transocean will be able to exert significant influence over us as a result of contractual arrangements between us and Transocean and by virtue of Transocean’s voting power, including:

•	for so long as Transocean owns at least 10% of our voting power, the right to designate a number of members to our board of directors that is proportionate to its ownership of our voting power;

•	for so long as Transocean is entitled to designate two members of our board of directors (based on our current board size of seven directors, it will be entitled to do so as long as it owns at least approximately 21.5% of our voting power), any two directors (including those designated by Transocean) may call special meetings of our board of directors at any time;

•	unless otherwise provided by the Delaware General Corporation Law, the right to call special meetings of our stockholders at any time;

•	for so long as Transocean owns at least 10% of our voting power, the right to designate at least one member of each committee of our board of directors;

•	for so long as Transocean owns at least 10% of our voting power, the right to bring business before any annual meeting of our stockholders without complying with the applicable notice procedures in our amended and restated bylaws;

•	for so long as Transocean is one of our stockholders, the right to bring business before any special meeting of our stockholders without complying with the applicable notice procedures in our amended and restated bylaws; and

•	the allocation of specified business opportunities between Transocean and us.
      In addition, for so long as Transocean owns at least 15% of our voting power, without Transocean’s consent, we may not amend our rights agreement or make any amendment to our amended and restated certificate of incorporation or bylaws that adversely affects Transocean, any of its affiliates or any transferee of any of our securities that it holds. See “Certain Relationships and Related Party Transactions — Relationship Between Us and Transocean — Corporate Governance.”
      Furthermore, even after Transocean no longer owns any shares of our common stock, Transocean will continue to have substantial control over our filing of tax returns so long as there remains a present or potential obligation for us to pay Transocean Holdings for pre-closing tax benefits under a tax sharing agreement with Transocean Holdings entered into in connection with the IPO.
      Because of exemptions granted under our rights agreement and because we have elected not to be subject to Section 203 of the Delaware General Corporation Law, Transocean, as a significant stockholder, may find it easier to sell its shares of our common stock to a third party than if we had not taken such actions.
                  Our interests may conflict with those of Transocean with respect to our past and ongoing business relationships, and we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions because of Transocean’s significant ownership of our Class A common stock, its representation on our board of directors and its rights under agreements we entered into in connection with the IPO.

      Our interests may conflict with those of Transocean in a number of areas relating to our past and ongoing relationships, including:

•	the timing and manner of any sales or distributions by Transocean of all or any portion of its ownership interest in us;

•	agreements with Transocean and its affiliates relating to corporate services that may be material to our business;

•	business opportunities that may be presented to Transocean and to our directors associated with Transocean;

•	competition between Transocean and us within the same lines of business;

•	our dividend policy; and

•	the solicitation and hiring of employees from each other.
      We may not be able to resolve any potential conflicts with Transocean, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our certificate of incorporation provides that Transocean has no duty to refrain from engaging in activities or lines of business similar to ours and that Transocean and its officers and directors will not be liable to us or our stockholders for failing to present specified corporate opportunities to us.

The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.
      Transactions and agreements we entered into after our acquisition by Transocean and on or before the closing of the IPO presented conflicts between our interests and those of Transocean. These transactions and agreements included the following:

•	agreements related to the separation of our business from Transocean that provide for, among other things, the assumption by us of liabilities related to our business, the assumption by Transocean of liabilities unrelated to our business, our respective rights, responsibilities and obligations with respect to taxes and tax benefits and the terms of our various interim and ongoing relationships, as described under “Certain Relationships and Related Party Transactions — Relationship Between Us and Transocean”;

•	the transfer to Transocean of assets that were not related to our business as described under “Certain Relationships and Related Party Transactions — Asset Transfers to Transocean, “— Relationship Between Us and Transocean — Master Separation Agreement — TODCO Business” and “— Transfer of Assets and Assignment of Liabilities”; and

•	charters of drilling units with Transocean, borrowings from Transocean, administrative support services provided by Transocean to us and other transactions with Transocean, as described under “Certain Relationships and Related Party Transactions.”
      Because these transactions and agreements were entered into in the context of a parent-subsidiary relationship, their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. See “Certain Relationships and Related Party Transactions — Relationship Between Us and Transocean.”

Some of our executive officers and directors may have potential conflicts of interest because of their ownership of Transocean ordinary shares or role as a director of Transocean.
      Some of our executive officers and directors own Transocean ordinary shares or options to purchase Transocean ordinary shares which are of greater value than their ownership of our common stock and options. Ownership of Transocean ordinary shares by our directors and executive officers could create, or appear to create, potential conflicts of interest when directors and executive officers are faced with decisions that could have different implications for Transocean than they do for us.
      One of our directors also serves as a director of Transocean. This director owes fiduciary duties to the shareholders of each company. As a result, in connection with any transaction or other relationship involving both companies, the director may need to recuse himself and not participate in any board action relating to these transactions or relationships.

Our tax sharing agreement with Transocean Holdings could require substantial payments by us in the event that a third party becomes the owner of a majority of our voting power or any of our subsidiaries are deconsolidated.
      Our tax sharing agreement with Transocean Holdings provides that we must pay Transocean Holdings for substantially all pre-closing tax benefits utilized subsequent to the closing of the IPO. See “Certain Relationships and Related Party Transactions — Relationship Between Us and Transocean — Tax Sharing Agreement.” As of December 31, 2004, we had approximately $368 million of estimated pre-closing tax benefits subject to our obligation to reimburse Transocean Holdings. See Note 12 to our consolidated financial statements for the period ended December 31, 2004 incorporated by reference herein from our annual report on Form 10-K for the year ended December 31, 2004.
      Additionally, the tax sharing agreement provides that if any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the total voting power of our outstanding voting stock, we will be deemed to have utilized all of these pre-closing tax benefits, and we will be required to pay Transocean Holdings an amount for the deemed utilization of these tax benefits adjusted by a specified discount factor. If an acquisition of beneficial ownership had occurred on December 31, 2004, the estimated amount that we would have been required to pay to Transocean Holdings would have been approximately $294 million, or 80% of the pre-closing tax benefits at December 31, 2004. In 2005, this percentage of remaining pre-closing tax benefits that would be payable to Transocean Holdings upon a change of beneficial ownership is reduced to 70%, but will fluctuate between 70% and 100% in subsequent years. The resulting payment to Transocean Holdings would be due even though we would not have derived, and may not in the future derive, a corresponding benefit. Our obligation to make a potentially substantial payment to Transocean Holdings may deter transactions that would trigger a payment under the tax sharing agreement, such as a merger in which we are not the surviving company, a merger in which more than 50% of the aggregate voting power of our stock becomes owned by a single person or group of related persons or another change of control transaction. Even if we complete such a transaction, our obligation to make a substantial payment to Transocean Holdings could result in a lower economic benefit of such a transaction to our other stockholders than those stockholders could have received if we had not entered into the tax sharing agreement.
      Our tax sharing agreement with Transocean Holdings also provides that if any of our subsidiaries that join with us in the filing of consolidated returns ceases to do so, we will be deemed to have used that portion of any pre-closing tax benefits that will be allocable to the subsidiary following that cessation, and we will generally be required to pay Transocean Holdings the amount of this deemed tax benefit, adjusted by a specified discount factor, at the time the subsidiary ceases to join in the filing of these returns.
      Payment of amounts for the deemed utilization of tax benefits by us could require additional financing. The amount of our payments to Transocean Holdings will not be adjusted for any difference between the tax benefits that we are deemed to utilize and the tax benefits that we actually utilize, and the difference between these amounts could be substantial. Among other considerations, applicable tax laws may significantly limit our use of these tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean Holdings. Additionally, Transocean Holding’s right to receive this payment could result in a conflict of interest between us and Transocean and for one of our directors who is also a director of Transocean in considering any potential transaction.

Our tax sharing agreement with Transocean Holdings could delay or preclude us from realizing tax benefits created after the closing of the IPO.
      Our tax sharing agreement with Transocean Holdings provides that we must pay Transocean Holdings for most pre-closing tax benefits that we utilize on a tax return with respect to a period after the closing of the IPO. If the utilization of a pre-closing tax benefit defers or precludes our utilization of any post-closing tax benefit, our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually utilize that post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the utilization of pre-closing tax benefits to the extent of,

•	up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes; and

•	100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.
      Therefore, we may not realize the full economic value of tax deductions, credits and other tax benefits that arise post-closing until we have utilized all of the pre-closing tax benefits, if ever.
Risks Related to this Offering, the Securities Markets and Ownership of Our Class A Common Stock

Substantial sales of our common stock by Transocean or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.
      We are unable to predict the amount or timing of sales by Transocean of our common stock. Any sales of substantial amounts of our common stock in the public market by Transocean or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced.

We have no plans to pay regular dividends on our common stock, so stockholders may not receive funds without selling their common stock.
      We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our credit facility also includes limitations on our payment of dividends. Accordingly, investors may have to sell some or all of their common stock in order to generate cash flow from their investment. Investors may not receive a gain on their investment when they sell our common stock and may lose the entire amount of the investment.

The price of our common stock may be volatile.
      The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the public offering price. You may not be able to resell your shares at or above the public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders, including Transocean;

•	actions by institutional investors or by Transocean;

•	fluctuations in oil and gas prices;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.
      The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Our rights agreement and provisions in our charter documents may inhibit a takeover, which could adversely affect the value of our common stock.
      Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions include:

•	classification of the members of our board of directors into three classes, with each class serving a staggered three-year term;

•	requiring our stockholders, other than Transocean as long as it owns at least 10% of our outstanding voting power, to give advance notice of their intent to make nominations for the election of directors or to submit a proposal at an annual meeting of the stockholders;

•	limitations on the ability of our stockholders to amend specified provisions of our amended and restated certificate of incorporation and bylaws;

•	the denial of any right of our stockholders to act by written consent in lieu of a meeting;

•	the denial of any right of our stockholders to remove members of our board of directors except for cause; and

•	except for Transocean, the denial of any right of our stockholders to call special meetings of the stockholders.
      We are also party to a rights agreement that could delay or prevent a change of control that a stockholder might consider favorable.
      These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.
      Dilution per share represents the difference between the offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $14.74 in net tangible book value per share as of March 31, 2005, based on an assumed offering price of $22.74 per share (the last reported sale price of our common stock on May 10, 2005).

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus contains and incorporates by reference both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future financial performance and results of operations, including statements about the following subjects:

•	our strategy;

•	improvement in the fundamentals of the oil and gas industry;

•	the supply and demand imbalance in the oil and gas industry;

•	the correlation between demand for our rigs and our earnings and customers’ expectations of energy prices;

•	our plans, expectations and any effects of focusing on marine assets and drilling for natural gas along the U.S. Gulf Coast, pursuing efficient, low-cost operations and a disciplined approach to capital spending, maintaining high operating standards and maintaining a conservative capital structure;

•	the acquisition or disposition of assets;

•	estimated tax benefits and estimated payments under our tax sharing agreement with Transocean Holdings;

•	expected capital expenditures;

•	expected general and administrative expense;

•	refurbishment costs;

•	our ability to take advantage of opportunities for growth and our ability to respond effectively to market downturns;

•	sufficiency of funds for required capital expenditures, working capital and debt service;

•	deep gas drilling opportunities;

•	operating standards;

•	payment of dividends;

•	competition for drilling contracts;

•	matters relating to derivatives;

•	matters related to our letters of credit and surety bonds;

•	future restructurings;

•	matters relating to our future transactions, agreements and relationship with Transocean;

•	payments under agreements with Transocean;

•	interests conflicting with those of Transocean;

•	results and effects of legal proceedings;

•	future utilization rates;

•	future dayrates; and

•	expectations regarding improvements in offshore drilling activity, demand for our drilling rigs, our plan to operate primarily in the U.S. Gulf Coast, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook.

      Forward-looking statements in this prospectus are identifiable by use of the following words and other similar expressions:

•	“anticipate”;

•	“believe”;

•	“budget”;

•	“could”;

•	“estimate”;

•	“expect”;

•	“forecast”;

•	“intent”;

•	“may”;

•	“might”;

•	“plan”;

•	“potential”;

•	“predict”;

•	“project”; and

•	“should.”
      The following factors could affect our future results of operations and could cause those results to differ materially from those expressed in the forward-looking statements included in this prospectus:

•	worldwide demand for oil and gas;

•	exploration success by producers;

•	demand for offshore and inland water rigs;

•	our ability to enter into and the terms of future contracts;

•	labor relations;

•	political and other uncertainties inherent in non-U.S. operations (including exchange controls and currency fluctuations);

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in offshore oil and gas exploration and development;

•	oil and natural gas prices (including U.S. natural gas prices);

•	competition and market conditions in the contract drilling industry;

•	work stoppages;

•	the availability of qualified personnel;

•	operating hazards;

•	war, terrorism and cancellation or unavailability of insurance coverage;

•	compliance with or breach of environmental laws;

•	the effect of litigation and contingencies;

•	our inability to achieve our plans or carry out our strategy;

•	the matters discussed in “Risk Factors”; and

•	other factors discussed in this prospectus.
      Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. In this prospectus, we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”
      As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.
      We file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. You can also obtain information about us at the offices of the New York Stock Exchange (the “NYSE”), 20 Broad Street, New York, New York 10005.
      You may request a copy of our filings, which we will provide at no cost, by writing to the Corporate Secretary of TODCO at the following address:
TODCO
2000 W. Sam Houston Parkway South, Suite 800
Houston, Texas 77042
Attn: Corporate Secretary

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The following documents, which have previously been filed by us with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated herein by reference:

(1) Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed on March 15, 2005.

(2) Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed May 5, 2005.

(3) Our current reports on Form 8-K filed on January 21, 2005, February 11, 2005, February 15, 2005 (only the information contained in Item 2.06), February 24, 2005, March 2, 2005 and March 24, 2005.

(4) Our proxy statement for our annual meeting of stockholders filed on April 8, 2005.

(5) The description of our common stock and preferred stock purchase rights contained in our registration statement on Form 8-A filed on February 5, 2004.
      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed) after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      This prospectus incorporates documents by reference that are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to the Corporate Secretary of TODCO at 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042, or at (713) 278-6000.

USE OF PROCEEDS
      We will not receive any proceeds from the sale of our common stock by the selling stockholder in this offering.
DILUTION
      The net tangible book value per share of our common stock will be substantially below the offering price. You will therefore incur immediate and substantial dilution of $14.74 per share, based on an assumed offering price of $22.74 per share (the last reported sale price of our common stock on May 10, 2005). As a result, if we are liquidated, you may not receive the full value of your investment.
      Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock. Net tangible book value per share represents: (1) the total net tangible assets divided by (2) the number of shares of our common stock outstanding.
      Our net tangible book value at March 31, 2005 was $485.3 million, or $8.00 per share. This amount represents an immediate dilution in net tangible book value of $14.74 per share to you. The following table illustrates this dilution per share:

Assumed public offering price per share	$22.74
Net tangible book value per share as of March 31, 2005	8.00

Dilution per share to you	$14.74

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Merger with Transocean
      We were incorporated in Delaware on July 7, 1997. On January 31, 2001, we completed a merger transaction with Transocean in which an indirect subsidiary of Transocean, TSF Delaware Inc., merged with and into our company, which was then named R&B Falcon Corporation. On December 13, 2002, R&B Falcon changed its name to TODCO.
Asset Transfers to Transocean
      For a description of the risks related to the transactions with Transocean described below, see “Risk Factors — Risks Related to Our Largest Stockholder, Transocean.” The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.
      The following describes transfers of our assets to Transocean between the date of our acquisition by Transocean and the closing of the IPO. None of the drilling rigs transferred to Transocean are currently involved in the business activities that fall within the TODCO business as defined in the master separation agreement. See “— Relationship Between Us and Transocean — Master Separation Agreement.”
      In August 2001, we sold, in separate transactions, the drilling units Jack Bates, Deepwater Millennium, Deepwater Expedition, Peregrine I, Deepwater Horizon, C. Kirk Rhein, Falcon 100, Deepwater Navigator and Deepwater Discovery to Transocean for net proceeds of $1,615.0 million. The sale prices for these units were determined by Transocean based on appraisals by R.S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, $1,190.0 million of debt we owed to Transocean was cancelled. We incurred this debt in connection with the retirement of some of our then-outstanding public debt. In addition, Transocean delivered to us promissory notes due August 17, 2011 bearing interest at 5.72% payable annually in an aggregate principal amount of $425.0 million. In December 2002, Transocean repaid to us the $425.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest. At the time of the sales, each of the drilling units was being utilized under a drilling contract between one of our subsidiaries and a customer. These contracts were not transferred and we secured the continued use of the drilling units for the purpose of performing these contracts through charters or other arrangements. These charters or other arrangements were terminated or transferred to Transocean prior to the closing of the IPO.
      In April 2002, we sold, in separate transactions, the drilling units Harvey H. Ward and Roger W. Mowell to Transocean for an aggregate net price of $93.0 million. The sale prices for these units were determined by Transocean based on appraisals by R.S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, Transocean delivered to us promissory notes due April 3, 2012 bearing interest at 5.5% payable annually in an aggregate principal amount of $93.0 million. The notes can be prepaid at any time at Transocean’s option, without penalty. In December 2002, Transocean repaid to us the $93.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.
      In July 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units W.D. Kent, Charley Graves and J.W. McLean to Transocean. Simultaneous with the distributions, we entered into a demise party charter agreement with Transocean for each rig whereby Transocean chartered the drilling units to us at a fixed daily rate aggregating $49,800. Additionally, we entered into a master brokerage agreement with Transocean for each drilling unit whereby we marketed that drilling unit in exchange for a fee equal to 2% of the payment due Transocean under the demise charter. Both the master brokerage agreements and the demise party charters were terminated on September 30, 2002.

      Also in July 2002, we sold, in separate transactions, the following subsidiaries to Transocean, in exchange for total cash consideration of approximately $1.1 million: (1) RB Mediterranean Ltd., which holds oil and gas interests outside the United States, (2) RB Anton Ltd., which holds oil and gas interests outside the United States, (3) RB Astrid Ltd., which holds oil and gas interests outside the United States, and (4) PT RBF Offshore Drilling, which has drilling operations in Indonesia. The sale prices for RB Mediterranean Ltd. and PT RBF Offshore Drilling were determined by Transocean based on internal valuations. The sale prices for RB Anton Ltd. and RB Astrid Ltd. were determined by Transocean based on recommendations by Argonauta Exploration & Production Services, a third party consulting firm that manages the assets held by those entities.
      Effective August 1, 2002, Transocean assumed sponsorship of specified employee benefits plans, as more fully described in “— Relationship Between Us and Transocean — Employee Matters Agreement.”
      In September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the stock of the following subsidiaries to Transocean: (1) R&B Falcon Canada Co., which has drilling operations in Canada, (2) Shore Services, LLC, which has shore base operations in Italy, (3) R&B Falcon Inc., LLC, which has a branch in Saudi Arabia, (4) R&B Falcon (M) Sdn. Bhd., which has drilling operations in Malaysia, (5) R&B Falcon International Energy Services BV, which has drilling operations outside the United States, (6) R&B Falcon BV, which has operations outside the United States, (7) Transocean Offshore Drilling Services LLC, which owns the drilling unit J.T. Angel, and (8) RBF Rig Corporation LLC, which owns the drilling unit C.E. Thornton. Additionally, in September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units F.G. McClintock, Peregrine III and Land Rig 34 as well as certain surplus equipment to Transocean.
      Also in September 2002, we sold the stock of R&B Falcon (Ireland) Limited, which has drilling operations outside the United States, to Transocean for cash consideration of approximately $1.4 million. The sale price was determined by Transocean based on internal valuations.
      In October 2002, we assigned our leasehold interest in the drilling unit M.G. Hulme, Jr. to Transocean for no consideration. Additionally, we assigned the drilling contract for the drilling unit Deepwater Horizon to Transocean for no consideration in the same month.
      In November 2002, we distributed as an in-kind dividend for no consideration the drilling unit Randolph Yost to Transocean. Additionally, we assigned the drilling contract for the drilling unit Deepwater Discovery to Transocean for no consideration in the same month.
      In December 2002, we distributed to Transocean as an in-kind dividend for no consideration the stock of the following subsidiaries: (1) Falcon Atlantic Ltd., which has operations outside the United States; and (2) R&B Falcon Drilling do Brasil, Ltda., which has shore base operations in Brazil. Also in December 2002, we transferred the drilling units D.R. Stewart and George H. Galloway to Transocean for no consideration and we assigned our rights and obligations under a rig sharing agreement for the drilling unit Deepwater Millenium to Transocean for no consideration.
      Also in December 2002, we assigned the drilling contracts for the drilling units Deepwater Navigator and Peregrine I to Transocean for no consideration.
      In January 2003, we assigned to Transocean for no consideration a 12.5% undivided interest in an aircraft at net book value of $1.0 million. The transaction was recorded as a decrease to additional paid-in capital.
      Also in January 2003, we distributed to Transocean as an in-kind dividend for no consideration some accounts receivable balances from related parties in the amount of $200.9 million. The transaction was recorded as a decrease to additional paid-in capital.
      In February 2003, we distributed to Transocean for no consideration the stock of our subsidiaries R&B Falcon (A) Pty. Ltd., which owns the drilling unit Ron Tappmeyer and Cliffs Drilling do Brasil Servicos de Petroleo S/ C Ltda., a dormant Brazilian entity. The aggregate net book value of $44.6 million for these transfers was recorded as a decrease to additional paid-in capital.

      In March 2003, we sold to Transocean the stock of Arcade Drilling AS, a subsidiary that owns and operates the Paul B. Loyd, Jr. and owns the Henry Goodrich, for net proceeds of $264.1 million and recorded a net pre-tax loss of $11.0 million. The sales price was determined based on an appraisal by Professor Terje Hansen of the Norwegian School of Economics and Business Administration, taking into account the values of the drilling units provided by R.S. Platou (U.S.A.) Inc. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of our 6.95% notes due April 2008. The market value attributed to the notes, 113.21% of the principal amount, was determined by Transocean based on available market information.
      In March 2003, we assigned the drilling contract for the Deepwater Frontier to Transocean for no consideration. Additionally, in March 2003, we distributed to Transocean miscellaneous deepwater assets with a value of $1.4 million for no consideration. The transactions were recorded as a decrease to additional paid-in capital.
      In May 2003, we sold to Transocean Cliffs Platform Rig 1 in consideration for the cancellation of $13.9 million principal amount of the 6.95% Senior Notes held by Transocean. The sales price was determined based on an appraisal by R.S. Platou (U.S.A.) Inc. We recorded the excess of the sales price over the net book value of the rig of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million.
      In May 2003, we sold to Transocean our 50% interest in Deepwater Drilling L.L.C. (“DD LLC”), which leases the drilling unit Deepwater Pathfinder, and our 60% interest in Deepwater Drilling II L.L.C. (“DDII LLC”), which leases the Deepwater Frontier, in consideration for the cancellation of $43.7 million principal amount of our debt held by Transocean. The value of our interests in DD LLC and DDII LLC was determined by Transocean based on a similar third party transaction. We recorded the excess of the sales price over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital paid the year ended December 31, 2003.
      In June 2003, we sold to Transocean our membership interests in our wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes, repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. As consideration for the stock sold, Transocean cancelled $238.8 million of our outstanding debt held by Transocean. The sales transaction was based on a valuation by Transocean which takes into account the valuations of the drilling units provided by R.S. Platou (U.S.A.) Inc. We recorded the excess of the net book value over the sales price of our membership interests of $60.9 million as a loss on sale of assets and a pre-tax loss on the retirement of debt of $48.0 million for the year ended December 31, 2003.
      At the time of the transactions, some of the drilling units discussed above were being utilized in connection with drilling contracts between our subsidiaries and customers. These contracts were not transferred and we secured the use of the drilling units for the purpose of performing these contracts through charters or other arrangements. The costs of these charters or other arrangements are included in discontinued operations and totaled $0.8 million, $233.8 million and $96.8 million for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, respectively.
      In August 2003, Transocean made a payment to us of $11.4 million in order for us to have the amount of cash and cash equivalents agreed to between us and Transocean, as more fully described in “— Relationship Between Us and Transocean — Master Separation Agreement — Transfer of Assets and Assignment of Liabilities.”
      In December 2003, Transocean made an equity contribution to us of $84.7 million in return for intercompany payable balances we owed to Transocean.

      In February 2004, prior to the IPO, we exchanged $45,784,000, $152,463,000 and $289,793,000 in principal amount of our outstanding 7.375%, 6.750% and 9.500% notes, respectively, held by Transocean for 3,940,406 shares of our Class B common stock. Immediately following this exchange, we declared a dividend of 11.1447508 shares of our Class B common stock with respect to each share of our Class B common stock outstanding immediately following the exchange. As a result, 60,000,000 shares of our Class B common stock were issued and outstanding immediately prior to the IPO. The stock for debt exchange was exempt from registration pursuant to Section 4(2) of the Securities Act.
      Prior to the closing of the IPO, we completed the following transactions:

•	We assigned to Transocean for no consideration any other agreements relating to drilling units and other assets not owned by us or our subsidiaries upon the closing of the IPO.

•	We assigned to Transocean the rights to any receivables outstanding upon the closing of the IPO which were not related to the “TODCO business” as that term is used in the master separation agreement. We will remit the proceeds from those receivables as they are collected.

•	We transferred to Transocean any remaining miscellaneous equipment and other assets that did not relate to our business following the closing of the IPO.
      To the extent the transfer of legal title to any of the above assets could not be completed prior to the closing of the IPO, beneficial ownership of such assets was transferred to Transocean, and we or our applicable subsidiary held such assets as agent for the other party until such time as legal title could be transferred. See “— Relationship Between Us and Transocean — Master Separation Agreement — Transfer of Assets and Assignment of Liabilities.”
Debt Retirement and Debt Exchange Offers
      In March 2002, in conjunction with Transocean, we completed exchange offers and consent solicitations for our 6.50% notes due 2003, 6.75% notes due 2005, 6.95% notes due 2008, 7.375% notes due 2018, 9.125% notes due 2003 and 9.50% notes due 2008. As a result of these exchange offers and consent solicitations, Transocean exchanged approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of our outstanding 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes, respectively, for newly issued 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes of Transocean having the same principal amount, interest rate, redemption terms and payment and maturity dates. Approximately $38.8 million principal amount of notes were not exchanged in the exchange offers and $23.6 million principal amount of the notes remains outstanding. Because the holders of a majority in principal amount of each of these series of notes consented to amendments to the indentures under which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. In connection with the exchange offers, we made an aggregate of $8.3 million in consent payments to holders of our notes. At December 31, 2003 and December 31, 2002, $488.1 million and $936.6 million principal amount of the notes, respectively, was outstanding to Transocean. Interest expense related to these notes was $3.1 million for the year ended December 31, 2004, $42.7 million for the year ended December 31, 2003 and $77.9 million for the year ended December 31, 2002.
      In December 2002, we repurchased all of the approximately $234.5 million and $76.9 million principal amount of the 6.50% and 9.125% notes payable to Transocean, respectively, and approximately $189.8 million of the principal amount of the 6.75% notes payable to Transocean plus accrued and unpaid interest. We recorded a net after-tax loss of $12.2 million in conjunction with the repurchase of these notes. We funded the repurchase from cash received from Transocean’s repurchase of approximately $518.0 million aggregate principal amount of the notes receivable plus accrued and unpaid interest.
      In March 2003, we acquired approximately $233.3 million principal amount of the 6.95% notes due April 2008 in exchange for the stock of Arcade. See “— Asset Transfers to Transocean.”

      In April 2003, we repaid all of the $5.0 million principal amount of the 6.50% notes, plus accrued and unpaid interest, in accordance with their scheduled maturities. We funded the repayment from a capital contribution received from Transocean.
      In May 2003, we repurchased and retired the entire $50.0 million principal amount of the 9.41% Nautilus Class A2 Notes due May 2005. We recorded a pre-tax loss on retirement of debt of approximately $5.5 million. We funded the repurchases from a capital contribution received from Transocean as well as cash on hand.
      In May 2003, we acquired $13.9 million principal amount of the 6.95% notes in exchange for the sale of Cliffs Platform Rig 1 to Transocean. We recorded a pre-tax loss on retirement of debt of approximately $1.5 million. See “— Asset Transfers to Transocean.”
      In May 2003, we acquired $43.7 million principal amount of the 2.76% fixed rate promissory note issued by us to Transocean, scheduled to mature on April 6, 2005 in exchange for the sale of our 50% interest in DD LLC and our 60% interest in DDII LLC to Transocean. See “— Asset Transfers to Transocean.”
      In June 2003, we acquired $200.7 million principal amount of the 7.375% notes, the remaining $37.5 million principal amount of the 2.76% fixed rate promissory note and $0.6 million principal amount of the 6.95% notes in exchange for the sale to Transocean of our wholly owned subsidiary R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. We recorded a pre-tax loss on retirement of debt of approximately $48.0 million. See “— Asset Transfers to Transocean.”
      As described above, Transocean exchanged a portion of the notes it acquired in the exchange offer as consideration for the asset transfers described in “— Asset Transfers to Transocean.” Prior to the closing of the IPO, Transocean exchanged the balance of the notes for newly issued shares of our Class B common stock. The determination of the number of shares issued was based on a method that took into account the initial public offering price. Prior to these retirement transactions, our outstanding common stock was reclassified into shares of Class B common stock. Following the reclassification, the retirement transactions and a stock split, Transocean held an aggregate of 60,000,000 shares of Class B common stock prior to the closing of the IPO. 46,690,000 of these shares of Class B common stock were sold and converted into shares of Class A common stock in the IPO and offerings in September 2004 and December 2004. The remaining 13,310,000 shares of Class B common stock were converted into shares of Class A common stock in connection with the December 2004 offering and are being offered for sale under this prospectus.
Revolving Credit Agreement
      We were a party to a $1.8 billion two-year revolving credit agreement with Transocean, dated April 6, 2001. Amounts outstanding under the revolver bore interest payable quarterly at LIBOR plus 0.575% to 1.300% depending on our senior unsecured public debt rating. In April 2001 we borrowed approximately $1.3 billion under this credit agreement to retire some of our then-outstanding public debt. This line of credit expired April 6, 2003 and, as of that date, the approximately $81.2 million then outstanding under the line was converted into the 2.76% fixed rate promissory note. This note was cancelled in connection with the sale of some of our assets to Transocean, as described in “— Asset Transfers to Transocean” above.

Administrative Support Services
      Prior to June 30, 2003, Transocean provided administrative support services to us. Transocean charged us a proportional share of its administrative costs based on estimates of the percentage of work the relevant Transocean departments performed for us. This arrangement was terminated prior to June 30, 2003. We no longer utilize any significant services from Transocean under the transition services agreement. See “— Relationship Between Us and Transocean — Transition Services Agreement.”
Relationship Between Us and Transocean
      We have provided below a summary description of the material terms and conditions of a master separation agreement and several other important related agreements between Transocean and us. We encourage you to read the full text of these agreements which have been filed with the SEC.

Master Separation Agreement
      The master separation agreement between Transocean and us provides for the completion of the separation of our assets and businesses from those of Transocean. In addition, it contains several agreements governing the relationship between us and Transocean following the IPO and specifies the ancillary agreements that we and Transocean signed.

TODCO Business
      The master separation agreement defines the TODCO business to mean the following businesses and activities:

•	contract drilling, workover, production and similar services for oil and gas wells using jackup, submersible, barge (including workover) and platform drilling rigs in the U.S. Gulf of Mexico and U.S. inland waters, including maintenance and mobilization activities to the extent related to rigs providing these services;

•	contract drilling, workover, production and similar services for oil and gas wells in and offshore Mexico, Trinidad, Colombia and Venezuela (including the turnkey drilling services formerly provided by our subsidiaries in Venezuela), including maintenance and mobilization activities to the extent related to rigs providing these services;

•	construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs owned by us or our subsidiaries after the closing of the IPO;

•	office or yard facilities owned or used by us and our subsidiaries to the extent related to the services and activities described in this definition;

•	our joint venture interest in Delta Towing Holdings, LLC, the operation of the business transferred to Delta Towing (a joint venture that operates a fleet of U.S. marine support vessels consisting primarily of shallow water tugs, crewboats and utility barges) prior to that transfer and the notes issued in connection with that transfer;

•	our investment in Energy Virtual Partners, Inc. and Energy Virtual Partners, LP (both of which have been liquidated);

•	activities that were related primarily to the above activities at the time those activities ceased; and

•	any business conducted by TODCO or any of its subsidiaries after the closing of the IPO.
      The following businesses and activities are excluded from the definition of the TODCO business to the extent they were conducted prior to the closing of the IPO:

•	contract drilling, workover, production or similar services for oil and gas wells using semisubmersibles and drillships in the U.S. Gulf of Mexico, including maintenance and mobilization activities to the extent related to rigs providing these services;

•	contract drilling, workover, production or similar services for oil and gas wells in geographic regions outside of the U.S. Gulf of Mexico, U.S. inland waters, Mexico, Colombia, Trinidad and Venezuela, including maintenance and mobilization activities to the extent related to rigs providing these services and such services using land rigs;

•	construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs or other assets owned by (1) Transocean or its subsidiaries (excluding us) after the closing of the IPO or (2) neither Transocean nor us after the closing of the IPO;

•	oil and gas exploration and production activities (but not including our ownership interest in Energy Virtual Partners, Inc. and Energy Virtual Partners LP, both of which have been liquidated);

•	coal production activities; and

•	the turnkey drilling business that we formerly operated in the U.S. Gulf of Mexico and offshore Mexico, except that contract drilling services provided to that business which otherwise fall within the definition of TODCO business are not excluded.

Transfer of Assets and Assignment of Liabilities
      We have transferred the stock of various subsidiaries and other assets to Transocean and Transocean has assumed liabilities associated with the transferred assets and businesses. See “— Asset Transfers to Transocean.” The master separation agreement provides for any additional transfers of assets and assumptions of liabilities necessary to effect the separation of the TODCO business from the business of Transocean. The master separation agreement provides that assets or liabilities that could not legally be transferred or assumed prior to the closing of the IPO would be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement provides that the party retaining the assets or liabilities will hold the assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining these assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. We refer to all of these transfers of assets and assumptions of liabilities together as the “separation.”
      Except as set forth in the master separation agreement, no party is making any representation or warranty as to the assets or liabilities transferred or assumed as a part of the separation and all assets were and will be transferred on an “as is, where is” basis. As a result, we and Transocean each have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest good and marketable title to such assets in the party who should have title under the master separation agreement.
      The parties also agreed that for a period of one year following the IPO, if Transocean determined in its good faith judgment that:

•	any assets owned by us or our subsidiaries were used primarily during the prior 12 months in Transocean’s business, we would transfer those assets to Transocean without additional consideration; or

•	any assets owned by Transocean were used primarily during the prior 12 months in our business, Transocean would transfer those assets to us without additional consideration.

Working Capital
      The master separation agreement contains an acknowledgement that our cash and cash equivalents as of June 30, 2003 were $25.0 million after giving effect to a subsequent payment by Transocean to us of $11.4 million. The amount paid to us by Transocean equals the difference between $25.0 million and the amount of our cash and cash equivalents as of June 30, 2003 prior to giving effect to the payment by

Transocean. The master separation agreement provides that we will retain all cash and cash equivalents generated by our business following June 30, 2003. Transocean will not be required to make any additional payments to us for our working capital needs under the master separation agreement.

Letters of Credit and Guarantees
      The master separation agreement requires that we and Transocean use our reasonable best efforts to terminate (or have us or one of our subsidiaries substituted for Transocean, or Transocean or one of its subsidiaries substituted for us, as applicable) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We have also agreed with Transocean that each party will use its reasonable best efforts to have the other party substituted under letters of credit or other surety instruments issued by third parties for the account of either party or any of its subsidiaries issued on behalf of the other party’s business.

Indemnification and Release
      The master separation agreement provides for cross-indemnities that will generally place financial responsibility on us and our subsidiaries for all liabilities associated with the businesses and operations falling within the definition of TODCO business, and that will generally place financial responsibility for liabilities associated with all of Transocean’s businesses and operations with Transocean and its subsidiaries, regardless of the time those liabilities arise. The master separation agreement also contains indemnification provisions under which we and Transocean each indemnify the other with respect to breaches of the master separation agreement or any ancillary agreements. We have also agreed to indemnify Transocean against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information regarding Transocean provided by Transocean in writing for inclusion in this prospectus or the registration statement.
      In connection with our separation from Transocean, the allocation of liabilities related to taxes and employment matters are governed separately in a tax sharing agreement and an employee matters agreement. See “— Tax Sharing Agreement” and “— Employee Matters Agreement.”
      Under the master separation agreement, we generally released Transocean and its affiliates, agents, successors and assigns, and Transocean generally released us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Transocean or its subsidiaries on the other hand, arising from acts or events occurring on or before the closing of the IPO, including acts or events occurring in connection with the separation or the IPO. The general release does not apply to obligations under the master separation agreement or any ancillary agreement or to specified debt and other ongoing contractual arrangements.
      Under the master separation agreement, we are strictly liable to Transocean for any misstatements or omissions in information supplied to Transocean in connection with filings and other public disclosures.

Other Covenants
      The master separation agreement also contains provisions relating to the exchange of information, provision of information for financial reporting purposes, the preservation of legal privileges, dispute resolution and provision of corporate records.
      Some of the rights granted to Transocean in the master separation agreement would apply to and be binding upon any entity that acquires control of us.

Corporate Governance
      The master separation agreement also contains several provisions regarding our corporate governance that apply as long as Transocean owns specified percentages of our voting power. These provisions include:

•	for so long as Transocean owns at least 10% of our voting power, the right to designate a number of members to our board of directors that is proportionate to its ownership of our voting power;

•	for so long as Transocean is entitled to designate two members of our board of directors (based on our current board size of seven directors, it will be entitled to do so as long as it owns at least approximately 21.5% of our voting power), any two directors (including those designated by Transocean) may call special meetings of our board of directors at any time;

•	unless otherwise provided by the Delaware General Corporation Law, the right to call special meetings of our stockholders at any time;

•	for so long as Transocean owns at least 10% of our voting power, the right to designate at least one member of each committee of our board of directors;

•	for so long as Transocean owns at least 10% of our voting power, the right to bring business before any annual meeting of our stockholders without complying with the applicable notice procedures in our amended and restated bylaws;

•	for so long as Transocean is one of our stockholders, the right to bring business before any special meeting of our stockholders without complying with the applicable notice procedures in our amended and restated bylaws; and

•	the allocation of specified business opportunities between Transocean and us.
      The master separation agreement specified the form of our amended and restated certificate of incorporation and bylaws to be in effect at the time of the IPO. It also provides that for so long as Transocean beneficially owns shares representing at least 15% of the voting power of our outstanding voting stock, we will not, without the prior consent of Transocean, adopt any amendments to our amended and restated certificate of incorporation or bylaws or take any action to recommend to our stockholders certain actions which would, among other things, limit the legal rights of Transocean, or deny any benefit to Transocean or any of its subsidiaries as our stockholders in a manner not applicable to our stockholders generally.

Previously Terminated Corporate Governance Rights
      Certain rights of Transocean and certain of our obligations to Transocean under the master separation agreement and other related agreements terminated upon Transocean ceasing to own specified percentages of our voting power. Among the rights and obligations that have terminated as a result of previous offerings are the following:

•	Transocean’s right to maintain its percentage ownership in us by purchasing from us a portion of any newly-issued shares of our capital stock;

•	Transocean’s right to designate the chairman of our board of directors;

•	Transocean’s right to designate at least a majority of the members of any committee of our board of directors;

•	our obligation to comply with the noncompetition provisions of the master separation agreement, which restricted us from engaging in specified business activities, as described above under “— Master Separation Agreement — TODCO Business”;

•	our obligation not to take any action in contravention of Transocean’s Memorandum of Association or Articles of Association or any credit agreement or other material agreement binding upon Transocean;

•	our obligation to maintain the same accounting principles and practices as Transocean;

•	our obligation not to select a different accounting firm than Transocean’s to serve as our independent certified public accountants;

•	Transocean’s unlimited first-priority demand registration rights; after completion of this offering, Transocean will have two more first-priority demand registration rights with respect to any remaining shares of Class A common stock;

•	our obligation to use the services of Transocean’s internal audit department to carry out routine and non-routine audits of our organization and its activities; these services were billed at a daily rate based on the annual compensation of the internal audit team members performing the services;

•	our obligation to make an annual contribution of 1.5% of compensation for all employees eligible to participate in our U.S. savings plan; and

•	our obligation to pay Transocean aggregate monthly fees ranging from $15,000 to $20,000 for access to Transocean’s computer systems and electronic accounting systems; our obligation to use these systems terminated upon completion of the December 2004 offering and we are fully independent of Transocean’s computer systems and its electronic accounting systems.

Expenses
      Transocean paid all out-of-pocket costs and expenses incurred in connection with the separation, the IPO, the master separation agreement and the ancillary agreements, except as otherwise provided in the master separation agreement, the ancillary agreements or any other agreement between us and Transocean relating to the separation and the IPO. Transocean also paid all of the out-of-pocket costs and expenses incurred in connection with the offerings we concluded in September 2004 and December 2004. However, we will pay such out-of-pocket costs and expenses in connection with this offering.

Tax Sharing Agreement
      Until the closing of our IPO, we were included in Transocean Holdings’ consolidated group for U.S. federal income tax purposes. As of the closing of the IPO, we are not included in Transocean Holdings’ U.S. federal consolidated group because no U.S. subsidiary of Transocean owns at least 80% of the aggregate voting power and value of our outstanding stock.
      We entered into a tax sharing agreement with Transocean Holdings which governs Transocean Holdings’ and our respective rights, responsibilities and obligations with respect to taxes and tax benefits. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes and any interest, penalties, additions to tax or additional amounts in respect of such taxes. The general principles of the tax sharing agreement include the following:

•	Except for special tax items discussed in the bullet below, all U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) that accrued on or before the closing of the IPO generally are for the account of Transocean Holdings. Accordingly, we generally are not liable for any income taxes accruing on or before the closing of the IPO, but we generally must pay Transocean Holdings for the amount of any income tax benefits, calculated as described below, created on or before the closing of the IPO (“pre-closing tax benefits”) that we use or absorb on a return with respect to a period after the closing of the IPO. We will have no obligation to pay Transocean Holdings for any pre-closing tax benefits arising out of or relating to the alternative minimum tax provisions of Sections 55 through 59 of the U.S. Internal Revenue Code, but we will be required to pay Transocean Holdings for any pre-closing tax benefits we use that are alternative minimum tax credits described in Section 53 of the Internal Revenue Code. Our obligation to pay Transocean Holdings for the use of pre-closing tax benefits and our potential obligation to pay alternative minimum tax to the Internal Revenue Service may result in our paying more, in the aggregate, to the Internal Revenue Service and to Transocean Holdings than we would otherwise have paid if we had utilized no pre-closing tax benefits. For purposes of the tax sharing agreement, deferred tax liabilities reflected in our financial statements, which represent the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities, are not considered to constitute income tax liabilities accrued on or before the closing of the IPO. As of December 31, 2004, we had approximately $368 million of income tax benefits subject to our obligation to reimburse Transocean Holdings. See Note 12 to our consolidated financial statements incorporated by reference herein from our annual report on Form 10-K for the year ended December 31, 2004. The amount of these tax benefits will be calculated as follows:

(1) in the case of a deduction used or absorbed, by multiplying the deduction by the highest applicable statutory tax rate in effect; and

(2) in the case of a credit used or absorbed, by allowing 100% of the credit.
However, if the use or absorption of a pre-closing tax benefit defers or precludes our use or absorption of any income tax benefit created after the closing of the IPO (“post-closing tax benefit”), our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually use or absorb such post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the use or absorption of pre-closing tax benefits to the extent of:

(1) up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes; and

(2) 100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.
If any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the aggregate voting power of our outstanding voting stock, we will be deemed to have used or absorbed all pre-closing tax benefits, and we generally will be required to pay Transocean Holdings an amount for the deemed use or absorption of these pre-closing tax benefits. We are required to make this payment even if we are unable to actually use or absorb these pre-closing benefits. The amount paid for the deemed use of these tax benefits will be calculated by:

(1) in the case of a deduction (including, for these purposes, all pre-closing income taxes, whether claimed as a deduction or credit), multiplying the deduction by the highest applicable statutory tax rate in effect;

(2) in the case of a credit other than a pre-closing foreign tax credit, allowing 100% of such credit; and

(3) multiplying the amounts by a specified discount factor.
      The specified discount factor will vary depending on the year in which another person becomes the beneficial owner of greater than 50% of the voting power of our stock: if in 2005 or 2006, then the factor is 0.70; if in 2007 or 2008, then the factor is 0.80; if in 2009, then the factor is 0.85; if in 2010, then the factor is 0.90; if in 2011 or 2012, then the factor is 0.95; and if in 2013 or a later year, then the factor is 1.00). Moreover, if any of our subsidiaries that join with us in the filing of consolidated returns ceases to join in the filing of such returns, we will be deemed to have used that portion of the pre-closing tax benefits attributable to that subsidiary following the cessation, and we generally will be required to pay Transocean Holdings the amount of this deemed tax benefit, calculated as described above with regard to an acquisition of beneficial ownership, at the time such subsidiary ceases to join in the filing of such returns. In the case of any of our payments to Transocean Holdings resulting from another person becoming the owner of greater than 50% of our voting stock or a subsidiary ceasing to join in the filing of a consolidated return with us, the payment will in no case be deferred, regardless of whether the existence of the related pre-closing tax benefit would or could defer or preclude our use or absorption of any post-closing tax benefit. Moreover, the payment will not be subsequently adjusted for any difference between the tax benefits that we are deemed to use or absorb in such case and the tax benefits that we actually use or absorb, and the difference between those amounts could be substantial. Among other considerations, applicable tax laws may, as a result of another person becoming the owner of greater than 50% of our voting power, significantly limit our use of such tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean Holdings. A substantial portion of the pre-closing tax benefits are net operating losses, most or all of which should be eligible to be carried forward to at least 2019.

•	We are responsible for all special tax items accruing on or after the date on which we issued shares of our common stock to Transocean in repayment of our notes, as described in “— Debt Retirement and Debt Exchange Offers.” For this purpose, special tax items means taxes with respect to items specified in U.S. Treasury regulation section 1.1502-76(b)(2)(ii)(C) (generally referring to transactions outside the ordinary course of our business). However, special tax items do not include taxes with respect to transactions to effect the separation of the TODCO business from the business of Transocean. See “— Master Separation Agreement.” Moreover, there were no special tax items that accrued during the period beginning on the date of issuance of such shares to Transocean and ending on the date of the closing of the IPO.

•	We and Transocean Holdings are not currently members of a U.S. federal consolidated group or state, local or foreign combined group. If we and Transocean Holdings (or any affiliate of Transocean Holdings other than us) were to become members of a U.S. federal consolidated group or state, local or foreign combined group for any period after the closing of the IPO, we would be responsible for all income taxes attributable to us for that period, determined as if we had filed separate U.S. federal, state, local or foreign income tax returns. We would be entitled to reimbursement by Transocean Holdings for any income tax benefits realized by Transocean Holdings or any of its affiliates as a result of our being a member of any such consolidated or combined group.

•	We must pay Transocean Holdings for any tax benefits attributable to us resulting from (1) the payment by Transocean Holdings, after the closing of the IPO, of any additional taxes of the TODCO business that are not U.S. federal income taxes or (2) the delivery by Transocean or its subsidiaries, after the closing of the IPO, of stock of Transocean to an employee of ours in connection with the exercise of an employee stock option. We will generally be required to pay the deemed value of these tax benefits within 30 days of the payment of such additional taxes or the delivery of Transocean stock, whether or not we ever actually use or absorb such tax benefits. However, items in excess of $1.0 million will be subject to the same rules as discussed above for pre-closing tax benefits, and therefore the payment of these items may be deferred in some circumstances.

•	Apart from (1) income taxes and income tax benefits that accrued on or before the closing of the IPO and (2) tax benefits resulting from Transocean Holdings’ payment of our taxes that are not U.S. federal income taxes or delivery of stock to our employees, described above, Transocean Holdings is responsible for all income taxes, and is entitled to all income tax benefits, attributable to Transocean Holdings or its affiliates (other than us), and we are responsible for all income taxes, and are entitled to all income tax benefits, attributable to us.

•	Our ability to obtain a refund from a carryback to a year in which we and Transocean Holdings joined in a consolidated or combined return is at the discretion of Transocean Holdings. Moreover, any refund that we may obtain will be net of any increase in taxes resulting from the carryback that are otherwise for the account of Transocean Holdings.

•	We have the right to be notified of tax matters for which we are responsible under the terms of the tax sharing agreement, although Transocean Holdings has sole authority to respond to and conduct all tax proceedings, including tax audits, relating to any Transocean Holdings consolidated, or Transocean combined, income tax returns in which we are included.

•	Transocean Holdings has substantial control over our filing of tax returns for so long as there remains a present or potential obligation for us to pay Transocean Holdings for pre-closing tax benefits. Transocean Holdings retains these rights even if it no longer owns any shares of our common stock.

•	We also are responsible for all taxes, other than income taxes, attributable to the TODCO business, whether accruing before, on or after the closing of the IPO.

•	We generally are required to pay Transocean Holdings for the amount of pre-closing tax benefits that we use in determining the amount of any installment of estimated taxes we pay to Transocean Holdings or any tax authority within thirty days after the installment of estimated taxes is or would have been paid. If, after any installment payment of estimated taxes or after the relevant return is due (with or without any extensions), the estimated amount of pre-closing tax benefits for which we have previously paid differs from the most recent estimate or actual amount of pre-closing tax benefits that we use or absorb on that return, we and Transocean Holdings must make appropriate true-up payments between us. However, under some circumstances, payments by us for the use of pre-closing tax benefits, whether estimated or actual, may be deferred (subject to an interest charge) under a subordination agreement between us and Transocean in favor of our third-party lenders.
      The tax sharing agreement further provides for cooperation between Transocean Holdings and us with respect to tax matters, the exchange of information and the retention of records that may affect the income tax liability of the parties to the agreement. However, if we fail to cooperate with Transocean Holdings in any tax contest with respect to taxes that are otherwise for the account of Transocean Holdings, any additional taxes resulting from such tax contest will be for our account, notwithstanding any other provision in the tax sharing agreement.
      Notwithstanding the tax sharing agreement, under U.S. Treasury regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we have been included in Transocean Holdings’ consolidated group, we could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of Transocean Holdings’ consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Transocean Holdings for tax liabilities allocated to Transocean Holdings under the tax sharing agreement.

Registration Rights Agreement
      Because our shares of common stock held by Transocean are deemed “restricted securities” as defined in Rule 144, Transocean may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. We entered into a registration rights agreement with Transocean under which, at the request of Transocean, we would use our best efforts to register shares of our common stock that were held by Transocean after the closing of the IPO, or were subsequently acquired, for public sale under the Securities Act. After completion of this offering, and as long as Transocean holds any shares of our common stock, Transocean will be entitled to request a total of two additional registrations. If Transocean sells more than 10% of our outstanding shares of common stock to a transferee, Transocean may transfer all or a portion of its rights under the agreement, except that a transferee that acquires a majority of our outstanding common stock can only request two additional registrations after it owns less than a majority of our outstanding common stock but greater than 25% of our outstanding common stock. A transferee of between 10% and 25% of our outstanding common stock can only request one registration. Transocean may not transfer its registration rights to a transferee of less than 10% of our outstanding common stock. The transfer of rights under the agreement to a transferee does not limit the number of registrations Transocean may request. We also provide Transocean and its permitted transferees with “piggy-back” rights to include its shares in future registrations of our common stock under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which Transocean may request its shares be included. These rights will terminate once Transocean or a permitted transferee is able to dispose of all of its shares of our common stock within a three-month period pursuant to the exemption from registration provided under Rule 144 of the Securities Act. We have agreed to cooperate in these registrations and related offerings. We and Transocean have agreed to restrictions on the ability of each party to sell securities following registrations requested by either party.
      The registration rights agreement provides that we will pay all out-of-pocket expenses incurred in connection with any registration pursuant to the agreement. Although Transocean paid such expenses in connection with our September 2004 and December 2004 offering, we will be required to pay such expenses in connection with this offering.

Transition Services Agreement
      We entered into a transition services agreement with Transocean under which Transocean provides specified administrative support during the transitional period following the closing of the IPO. In 2004, Transocean provided specified information technology and systems, financial reporting, accounting, human resources, treasury and claims administration services to us in exchange for agreed fees based on Transocean’s actual costs. We replaced the computerized accounting system provided by Transocean with our own system on January 1, 2005. We no longer utilize any significant services from Transocean under the transition services agreement.

Employee Matters Agreement
      We entered into an agreement with Transocean and Transocean Holdings to allocate specified assets, liabilities, and responsibilities relating to our current and former employees and their participation in Transocean’s benefit plans.
      Benefits under our U.S. pension plan ceased to accrue as of July 1, 1999. As of August 1, 2001, our employees’ existing accrued benefits under that plan were fully vested. Sponsorship of that plan has been assumed by Transocean Holdings effective August 1, 2002. Because we no longer are a part of a controlled group of companies with Transocean for U.S. federal income tax purposes, affected employees are now entitled to take a distribution from that plan, subject to the provisions of the plan and to taxation and possible early withdrawal penalties. We do not expect to establish a new pension plan for our employees.
      Our employees became eligible to participate in our U.S. savings plan effective November 1, 2002. Our employees may make pre-tax contributions to that plan. Employees who are not considered highly compensated for tax purposes may also make post-tax contributions. We provide matching contributions of up to 100% of the first 6% of participant contributions. On or about January 1, 2003, liabilities for our employees’ accounts under the Transocean U.S. Savings Plan, and assets associated with those liabilities, were transferred to our U.S. savings plan. Our employees who have invested in Transocean ordinary shares under the Transocean U.S. Savings Plan may retain that investment, if they choose to do so, until December 31, 2005, but will not be eligible to acquire additional Transocean ordinary shares under our U.S. savings plan.
      Under the terms of the Transocean stock option awards granted prior to the closing of the IPO, our employees will continue to retain outstanding options to acquire Transocean ordinary shares for the duration of their original term.
      With some exceptions, we have agreed to indemnify Transocean for employment liabilities arising from any acts of our employees or from claims by our employees against Transocean and for liabilities relating to benefits for our employees. Transocean has agreed to similarly indemnify us.

Service and Secondment Agreement
      In July 2004, we entered into an agreement with Transocean under which we provided to Transocean specified administrative services and seconded personnel in connection with a drilling contract Transocean has for drilling oil and gas wells offshore Trinidad and Tobago for a fee of $2,750 per day. The agreement lasted for approximately three months, beginning in early September 2004. In connection with the provision of these services, we have agreed to indemnify Transocean for liabilities pertaining to our employees (excluding the seconded personnel), and Transocean has agreed to indemnify us for liabilities pertaining to its employees (including the seconded personnel).
      In January 2005, we entered into an agreement with Transocean under which we provide to Transocean specified administrative services and seconded personnel in connection with a drilling contract Transocean has for drilling oil and gas wells offshore Venezuela, for a fee of $3,500 per day and for an expected duration of 60 to 90 days, beginning in January 2005. In connection with the provision of these services, we have agreed to indemnify Transocean for liabilities pertaining to our employees (excluding the seconded personnel), and Transocean has agreed to indemnify us for liabilities pertaining to its employees (including the seconded personnel).

SELLING STOCKHOLDER
      We have filed the registration statement of which this prospectus is a part to register the resale of up to 13,310,000 shares of our Class A common stock by Transocean on a delayed or continuous basis under Rule 415 of the Securities Act pursuant to the registration rights agreement between Transocean and us. The shares offered under this prospectus represent all of the remaining shares of our common stock owned by Transocean. The following table sets forth certain information regarding Transocean’s ownership of our common stock as of May 11, 2005, and as adjusted to reflect the assumed sale by Transocean of all of our common stock owned by Transocean in this offering.

Shares of Class A
	Common Stock			Shares of Class A Common
	Beneficially Owned Before			Stock Beneficially Owned
	the Offering			After the Offering(1)
Number of
		Percentage of	Shares		Percentage of
	Number of	Shares	Being	Number of	Shares
Selling Stockholder	Shares	Outstanding	Offered	Shares	Outstanding

Transocean Inc.	13,310,000	22%	13,310,000	—	—%

(1)	Assumes the sale of all shares that may be sold under this prospectus.

PLAN OF DISTRIBUTION
      The selling stockholder, including some of its transferees who may later hold its interest in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell their shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time in any legal manner selected by the selling stockholder, including directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholder may act independently of us in making decisions with respect to the pricing, timing, manner and size of each sale of common stock covered by this prospectus.
      The selling stockholder has advised us that the shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected at various times in one or more transactions, which may include:

•	ordinary brokers’ transactions and transactions in which the broker-dealer solicits purchasers;

•	transactions involving cross or block trades or otherwise on the NYSE or in the over-the-counter market or any other stock exchange, market or trading facility on which the shares are traded;

•	transactions otherwise than on the NYSE or in the over-the-counter market or any other stock exchange, market or trading facility on which the shares are traded;

•	transactions in which brokers, dealers or underwriters purchase the shares for resale;

•	transactions “at the market” to or through market makers of our common stock or into an existing market for our common stock;

•	transactions not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales through agents;

•	privately negotiated transactions;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	short sales;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
      In addition, the selling stockholder may also enter into hedging and/or other monetization transactions. For example, the selling stockholder may:

•	enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholder to close out any short positions;

•	itself sell short our common stock under this prospectus and use shares of our common stock held by it to close out any short positions;

•	engage in short sales against the box (i.e. when the seller owns securities that are the same as, or substantially identical to, securities borrowed and sold short), puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades;

•	enter into options, forward contracts or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer our common stock under this prospectus; or

•	loan or pledge our common stock to a broker-dealer or client of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus.
      To the extent required, the shares to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement filed with the SEC under Rule 424(b) under the Securities Act or, if appropriate, a post-effective amendment to the shelf registration statement of which this prospectus is a part. The selling stockholder may sell any or all of the shares of our common stock offered by it pursuant to this prospectus. In addition, there can be no assurance that the selling stockholder will not transfer the shares of common stock by other means not described in this prospectus.
      The selling stockholder also may transfer the shares of common stock as a gift, pledge or other non-sale related transfer, in which case the donees, pledgees, transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the donee, pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
      There can be no assurance that the selling stockholder will sell all or any of the shares of common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to an exemption from the registration requirements of the Securities Act may be sold pursuant to that exemption, including sales under Rule 144 (subject to the terms of the registration rights agreement), rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
      Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
      The selling stockholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules and regulations thereunder relating to stock manipulation, including without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market making activities with respect to the common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
      The selling stockholder and any broker-dealers who act in connection with the sale of common stock hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act.
      Subject to certain limitations, we have agreed to indemnify the selling stockholder and each underwriter and their respective directors and officers, and each other person who controls the selling stockholder or the underwriter against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholder may be required to make in respect of such liabilities. Subject to certain limitations, the selling stockholder has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities.
      We have agreed to pay all of the costs, fees and expenses incurred by us incident to our registration of the resale of the selling stockholder’s common stock as well as legal fees and expenses of counsel to the selling stockholder. We will not pay any commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS
      Certain legal matters in connection with the common stock offered hereby will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas and for the selling stockholder by Baker Botts L.L.P., Houston, Texas. Any underwriters will be advised by their own legal counsel.
EXPERTS
      The consolidated financial statements and schedule of TODCO appearing in TODCO’s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

13,310,000 Shares
TODCO
Class A Common Stock

PROSPECTUS

May 11, 2005

12,000,000 Shares
Class A Common Stock

PROSPECTUS SUPPLEMENT
May 11, 2005

Citigroup

JPMorgan
UBS Investment Bank